FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

October 11, 2005

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Attached hereto and incorporated by way of reference herein the Registrants notice regarding 2005 Third Quarter Financial Outlook

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

October 11, 2005	Nova Measuring Instruments Ltd Nova Measuring Instruments Ltd (the "Registrant") BY: /S/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact:	Investor relations Contacts:
Dror David, VP Finance	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	GK Investor Relations
Tel: 972-8-938-7505	Tel: +1-866-704-6710
E-mail: info@nova.co.il	E-mail : Ehud@gk-biz.com
http://www.nova.co.il	Kenny@gk-biz.com

Nova Measuring Instruments Provides Positive Outlook

For the Third Quarter of 2005

REHOVOT, Israel, October 11 – Nova Measuring Instruments Ltd. (NASDAQ:NVMI), the market leader of Integrated Metrology systems, today announced that it expects its revenues for the third quarter of 2005 to increase by more than 15% over those of the second quarter of 2005, strengthening the Company’s confidence in its continued revenue growth expectations.

The Company reported that the increase in revenues over the previous quarter is attributed in particular to repeat orders of integrated metrology with customers in the US and in Asia Pacific, primarily for copper CMP.

The Company also reported that it expects to continue its revenue growth trend in the fourth quarter of 2005, although visibility in the market is still limited.

Dr. Giora Dishon, Nova’s President and CEO, said: “As we expected, we continued on our strong revenue growth trend this quarter. This was achieved by leveraging on our wide product portfolio and existing integrations, as well as by expanding our service organization. In particular, we our proud of our success in achieving a wide penetration into high volume manufacturing of copper CMP at two major customers, US and Asia Pacific.”

Dr. Dishon continued, “Our recent introduction of the NovaScan 3090 is now available on all the process equipment of our business partners. This new system, combined with the factors that led to our success during the quarter, we believe, provides us with greater prospects when looking forward to the coming quarters.”

Nova’s final results for the third quarter of 2005 will be released and discussed during the second week of November.

About Nova: Nova Measuring Instruments Ltd. develops, designs and produces integrated process control systems in the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link different semiconductor processes and process equipment. The Company’s website is www.nova.co.il